UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Robin Energy Ltd. (the “Company”) on October 23, 2025, reporting the Company’s financial results for the three and nine months ended September 30, 2025.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto, other than the section entitled “Management Commentary:”, is hereby incorporated by reference into the Company’s registration statements on Form F-3  (File Nos. 333-286726 and 333-288459).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBIN ENERGY LTD.
Dated: October 23, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer